Exhibit 2.2

CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT (A) BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL OR (B) IN ACCORDANCE WITH ITEM 601(A)(6) OF REGULATION S-K DUE TO PERSONAL PRIVACY CONCERNS. INFORMATION THAT HAS BEEN SO REDACTED FROM THIS EXHIBIT HAS BEEN MARKED WITH “[***]” TO INDICATE THE OMISSION.

REAL ESTATE PURCHASE AGREEMENT

THIS REAL ESTATE PURCHASE AGREEMENT (as amended, restated or otherwise modified from time to time in accordance with its terms, the “Agreement”) is made and entered into on this 18th day of June 2025 (the “Effective Date”) by and between LD REAL ESTATE, LLC, a Delaware limited liability company (“Seller”), and RON HOOVER COMPANIES, Inc., a Texas corporation (“Buyer”).

RECITALS:

A. Seller owns that certain parcel of real property located in Rogers County, Oklahoma at the address commonly known as 24655 S. Highway 66, Claremore, OK 74019, consisting of approximately 18.81 acres, plus all improvements located thereon and appurtenances thereto, having Parcel ID 660031587 and which is more particularly described on Exhibit A attached and incorporated into this Agreement, less and except all interests in oil, gas, casinghead gas, distillate, coal, metallic ores, and other minerals therein, thereon, or thereunder previously reserved or conveyed (the “Property”).

B. Seller desires to sell the Property to Buyer and Buyer desires to purchase the Property from Seller, in accordance with the terms and subject to the conditions set forth in this Agreement.

C. Seller’s and Buyer’s respective affiliates are parties to that certain Asset Purchase Agreement dated as of the Effective Date, by and among Buyer, as purchaser (the “APA Purchaser”), and Lazydays RV of Oklahoma, LLC, as seller (the “APA Seller”), pursuant to which, among other things, the APA Purchaser intends to acquire from the APA Seller certain recreation vehicle dealership assets located at the Property (as amended, restated or otherwise modified from time to time in accordance with its terms, the “APA”), subject to the terms and conditions of the APA.

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained in this Agreement the parties agree as follows:

1. Recitals. The recitals set forth above are true and correct in all respects and are incorporated into this Agreement by reference as if set forth in this Agreement verbatim.

2. Agreement to Sell and Purchase. Seller agrees to sell the Property to Buyer, and Buyer agrees to purchase the Property from Seller, for the “Purchase Price” (as defined below), on the terms and subject to the conditions set forth in this Agreement.

3. Purchase Price; Method of Payment; Condition of Closing. The purchase price to be paid at Closing (as defined below) for the Property (the “Purchase Price”) is SEVEN MILLION AND NO/100 DOLLARS ($7,000,000.00); payable by Buyer to Seller as follows:

(a) Earnest Money Deposit. An earnest money deposit (the “Earnest Money Deposit”) in the amount of THREE HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($350,000.00) shall be paid by Buyer to Old Republic Title Company, 221 South Figueroa Street, Suite 100, Los Angeles, CA 90012, Attn: Derek Smith, Phone: Phone: (310) 872-6699, Email: dsmith4@ortc.com (the “Escrow Agent” and “Title Insurer”) within three (3) business days after the Effective Date. The Escrow Agent shall hold the Earnest Money Deposit in a federally insured, interest-bearing account to be disbursed only in accordance with the terms of this Agreement. Upon the expiration of the Inspection Period (as defined below), the Earnest Money Deposit shall become non-refundable except in the event of Seller’s default under this Agreement and as otherwise provided in this Agreement.

(b) Cash Due at Closing. At and as a part of Closing, the Earnest Money Deposit shall be delivered to Seller in part payment of the Purchase Price. The balance of the Purchase Price, subject to prorations and adjustments as provided in this Agreement, shall be paid by Buyer to Seller at Closing in immediate U.S. funds, which includes a completed bank wire transfer of immediate U.S. funds to an account designated by the Escrow Agent.

(c) Condition to Closing. The obligation of the parties to consummate the transactions contemplated by this Agreement is subject to the simultaneous consummation of the transactions contemplated by the APA.

4. Inspection Period. During the period commencing on the Effective Date and continuing until July 9, 2025 (the “Inspection Period”), Buyer shall have the right to make and conduct, at Buyer’s sole cost and expense, and in Buyer’s sole discretion, such feasibility studies, non-invasive environmental assessments (including a Phase I environmental assessment), boundary surveys, non-invasive engineering studies, appraisals and other non-invasive tests, inspections and investigations as Buyer may desire with respect to the Property for the purpose of satisfying Buyer that the Property is free from any condition that would have a Material Adverse Effect (as defined below) on Buyer’s ability to use the Property for the Intended Use (as defined below) (the “Inspections”). In the event Buyer wants to conduct any invasive Inspections (such as soil borings or a Phase II environmental assessment), Buyer shall first obtain written approval from Seller. Within five (5) business days after the Effective Date, Seller shall provide Buyer with a copy of all surveys, third party reports, title policies, service contracts, warranties and other documents and information about the Property in Seller’s possession.

If Buyer, as a result of its Inspections, identifies an issue that would have a Material Adverse Effect on Buyer’s ability to utilize the Property for the Intended Use, Buyer may terminate this Agreement by giving written notice to Seller on or before the expiration date of the Inspection Period. Upon giving notice of such termination, any funds deposited by Buyer with Escrow Agent shall be returned to Buyer and Seller and Buyer shall be relieved of any and all liability hereunder, except as provided herein.

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Buyer and Buyer’s agents, employees and independent contractors shall have the right to enter upon the Property for the purpose of performing the Inspections provided that the permitted entry and all activities relating to that entry shall not damage the Property or any adjacent property, or cause injury to any person. Buyer shall at all times indemnify, hold harmless and defend Seller from and against any and all claims, liabilities, losses, costs, damages and expenses which Seller may suffer, sustain or incur by reason of the exercise of Buyer’s right to enter the Property and conduct the Inspections, including any damage to the Property or to any person or other land, or the filing of any construction lien or other lien against the Property in connection with the Inspections; except to the extent any claim, liability, loss, cost, damage or expense is caused by the negligent or intentional act of Seller, its employees or agents. The preceding duty and obligation of Buyer to indemnify defend and hold harmless Seller shall survive the Closing or the earlier termination of this Agreement.

As used herein, a “Title Defect” shall mean any material matter that would (a) render title unmarketable or unfinanceable as such terms are commonly and reasonably used in the local market where the Property is located, (b) constitute a lien on the Property which cannot be satisfied by the payment of a liquidated sum or (c) materially restrict the Property from being used for the Intended Use.

As used herein, “Intended Use” shall mean the operation of a recreational vehicle dealership for the sales or servicing of recreation vehicles and recreational vehicle parts and accessories.

As used herein, “Material Adverse Effect” means any Title Defect to the Property or significant event, occurrence, fact, condition or change which has a materially adverse effect on Seller’s title and ownership of the Property; provided, however, that Material Adverse Effect shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (1) general economic or political or governmental conditions or actions or inactions; (2) conditions generally affecting the recreational vehicle dealership industry; (3) any changes in financial or securities markets; (4) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof; (5) natural disasters, pandemics, epidemics, disease outbreaks, or other calamity, crisis or emergency or any governmental or other response to any of the foregoing; (6) changes, or proposed changes, in laws or orders or other actions or inactions of governmental agencies or officers; (7) any matter disclosed in this Agreement or which Buyer is otherwise aware as of the Effective Date; (8) the taking of any action (or omitting to take action) to the extent required or permitted by this Agreement or consented to in writing by Buyer; and (9) any event, change or effect resulting from the breach of this Agreement by Buyer.

5. Survey; Title.

(a) Survey. Buyer may, at Buyer’s expense, obtain an ALTA survey containing a legal description and sketch of the Property (the “Survey”). Buyer shall deliver a copy of the Survey (if obtained) to Seller upon receipt. Should the Survey disclose any defect that would constitute a Title Defect, Buyer may object to those Survey defects provided it timely notifies Seller of such defects in the Title Defect Notice (as defined below). In no event shall the Title and Survey Objection Period (as defined below) be extended to allow for the completion and receipt of a Survey by Buyer.

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(b) Title Commitment. Within one (1) business day after the Effective Date, Seller shall place an order with Title Insurer, for an ALTA commitment to issue an owner’s title insurance policy covering the Property in its entirety (the “Title Commitment”), wherein the Title Insurer agrees to issue to Buyer, upon recording the Deed (as defined below), a fee owner’s policy of title insurance insuring the Property in the amount of the total purchase price, subject only to matters set forth in the Schedule B-II exceptions contained in the Title Commitment (as subject to objection and deletion under Section 5(c) below, the “Permitted Exceptions”).

(c) Examination of the Title Commitment. No later than the date that is five (5) business days prior to the expiration of the Inspection Period (the “Title and Survey Objection Period”), Buyer shall (1) examine the Title Commitment (and Survey, if available) and (2) notify Seller in writing of any matters shown in the Title Commitment or Survey that would constitute Title Defects (the “Title Defect Notice”). Seller shall have three (3) business days from Seller’s receipt of Buyer’s Title Defect Notice to either (i) remedy the Title Defects in a manner reasonably satisfactory to Buyer, or (ii) notify Buyer that Seller is unwilling or unable to remedy the Title Defects (“Seller’s Response”). Within two (2) business days after Buyer’s receipt of Seller’s Response (and in no event later than the expiration of the Inspection Period), Buyer shall have the option to either (i) waive its objection to the Title Defects and accept title to the Property as title then exists, or (ii) terminate this Agreement if permitted by Section 4, in which event the Escrow Agent shall promptly disburse the Earnest Money Deposit (together with all interest on the Earnest Money Deposit) to Buyer, whereupon Seller and Buyer shall be released from any and all further obligations and liabilities to each other under this Agreement (except those which expressly survive any termination).

6. Representations and Warranties.

(a) Representations and Warranties by Seller. Seller warrants and represents to Buyer that as of the Effective Date and the date of Closing, each of the following representations shall be true and correct:

(i) Seller is a duly organized and validly existing limited liability company under the laws of the State of Delaware and on the date of Closing will have full power and authority to sell the Property to Buyer.

(ii) The execution and delivery of this Agreement has been duly authorized by all necessary action of Seller, and this Agreement will, when executed and delivered by Seller, constitute the valid and binding obligation of Seller and will be enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable laws and by general principles of equity (whether applied in a proceeding at law or in equity).

(iii) The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Articles of Organization or operating agreement of Seller, or any provision of any agreement, instrument, order, judgment or decree to which either Seller is a party or by which it or any of its assets is bound.

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(iv) Seller has not used or operated the Property in any manner for the storage, use, treatment, manufacture or disposal of any hazardous or toxic materials or substances, petroleum products or hydrocarbons except in a manner that is in compliance with applicable law and in quantities reasonably customary and necessary for the Intended Use.

(v) Except as may be disclosed on the Title Commitment, including recorded monetary liens affecting title as of the Effective Date, no lien, other than a lien for real estate taxes not yet due and payable, encumbers or affects title to the Property or any portion of the Property.

(vi) Seller has received no written notice of any claim, action, litigation, arbitration or other proceeding pending or, to the best of Seller’s knowledge (without implying any duty of investigation or inquiry), threatened against Seller which relates to the Property or any portion of the Property, or the transactions contemplated hereby or which could result in the imposition of a lien against the Property or any portion of the Property or an action against Buyer. If Seller receives notice of any such claim, litigation or proceeding prior to Closing the transaction contemplated under this Agreement, Seller shall promptly notify Buyer of the claim, litigation or proceeding in writing.

(vii) Seller has received no written notice of any existing, pending, or, to the best of Seller’s knowledge, threatened condemnation, incorporation, annexation or moratorium proceedings affecting the Property or any portion of the Property.

(b) Warranties and Representations by Buyer. Buyer represents that as of the Effective Date and the date of Closing, each of the following representations shall be true and correct:

(i) Buyer is a duly organized and validly existing corporation under the laws of the State of Texas.

(ii) Execution and delivery of this Agreement has been duly authorized on behalf of Buyer by all necessary actions; this Agreement will, when executed and delivered by Buyer, constitute the valid and binding obligation of Buyer and will be enforceable in accordance with its terms and conditions; and Buyer has the full right and authority to consummate the transaction contemplated under this Agreement pursuant to Buyer’s governing document

(iii) Buyer has sufficient cash or financing commitments (or a combination of both) sufficient to enable it to pay or cause to be paid the Purchase Price at Closing and consummate the transactions contemplated by this Agreement.

(c) Term of Representations and Warranties. The representations and warranties made under this Section by each of the parties to this Agreement shall be deemed remade at the Closing of the transaction contemplated under this Agreement (and true and correct as of the date of that Closing) and shall survive Closing.

7. Closing Date and Place of Closing. The purchase and sale of the Property shall be closed in accordance with the terms and provisions of this Agreement on the Closing Date under the APA (the “Closing”). The Closing shall be held at such time as the parties may mutually agree and may be held in the office of the Escrow Agent or completed by U.S. mail, overnight courier, and electronic transfer of funds.

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In the event that the APA is terminated in accordance with the terms therein, then this Agreement shall automatically terminate without any further action required by either party. In the event all of the conditions precedent to the obligation of Buyer to close on the transaction contemplated herein have not been satisfied on or before the Termination Date (as defined in, and may be adjusted in accordance with the terms of, the APA), Buyer shall have the right to (i) waive such conditions precedent and proceed to Closing, or (ii) terminate this Agreement and all of the funds deposited by Buyer with Escrow Agent shall be returned to Buyer. In the event all of the conditions precedent to the obligation of Seller to close on the transaction contemplated herein have not been satisfied on or before such Termination Date, Seller shall have the right to (i) waive such conditions precedent and proceed to Closing, or (ii) terminate this Agreement. The Closing shall take place via escrow with the Escrow Agent. Each party shall deposit its respective Closing documents and funds into the escrow and need not be present in person at the office of the Escrow Agent for the Closing to occur. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7 will not be available (i) to Buyer if the failure of Buyer to fulfill, or breach by Buyer of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such Termination Date, and (ii) to the Seller if the failure of Seller to fulfill, or breach by Seller of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such Termination Date.

8. Conveyance of Title; Closing Documents. At the Closing, Seller shall execute and deliver to Buyer, simultaneously with payment of the purchase price by Buyer to Seller as provided for in this Agreement, the following additional documents:

(a) a special warranty deed conveying to Buyer title to the Property in substantially the form of Exhibit B attached hereto and incorporated herein (the “Deed”);

(b) a construction lien, possession and Closing affidavit in form and content approved by the Title Insurer and Seller;

(c) a non-foreign affidavit and certificate in form and content approved by Buyer and Seller;

(d) a written termination of that certain Lease by and between Seller, as landlord, and APA Seller, as tenant, dated December 29, 2023;

(e) a counterpart of the Closing statement prepared by the Escrow Agent; and

(f) such additional Closing documents as may be reasonably required by Buyer and/or the Title Insurer to consummate the sale of the Property to Buyer in accordance with this Agreement.

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At Closing, Buyer shall execute and deliver to Seller:

(a) a counterpart of the Closing statement prepared by the Escrow Agent;

(b) an affidavit to be attached to the Deed attesting to the status of the Buyer as being eligible to own land in the State of Oklahoma in accordance with 60 Okla. Stat. § 121, in the form required by applicable law; and

(c) such additional Closing documents as may be reasonably required by Seller and/or the Title Insurer to consummate the sale of the Property.

9. Closing Expenses. The cost of Deed recording fees at Closing shall be paid by Buyer. The cost of release of any monetary lien or other Title Defect Seller agrees to cure in the Seller’s Response, if any, shall be paid by Seller. The cost of any state or local transfer taxes payable in connection with the Deed recording shall be divided equally between Buyer and Seller. The cost of conducting the Inspections, the premium charged by the Title Insurer for the owner’s and lender’s title insurance policy (and endorsements) issued pursuant to the Title Commitment and the cost of the Survey shall be paid by Buyer. Seller shall pay the cost to update the abstract of title. Each party shall pay its own attorneys’ fees incurred in connection with the negotiation, preparation, execution and Closing of this Agreement. Customary closing costs, fees, and other charges of the Escrow Agent shall be divided equally between Buyer and Seller.

10. Prorations. Real property taxes shall be prorated based on the current year’s tax with due allowance made for the maximum allowable discount allowed for the current year. If Closing occurs at a date when the current year’s millage is not fixed, and the current year’s assessment is available, taxes will be prorated based upon the assessment and the prior year’s millage. If the current year’s assessment is not available, then taxes will be prorated based on the prior year’s real property tax. Any tax proration based on an estimate may, at the request of either party to the transaction, be subsequently readjusted upon receipt of the actual tax bill and a statement to this effect will be provided in the Closing statement executed by the parties to this Agreement upon Closing the transaction contemplated under this Agreement, and such right to readjust upon receipt of the actual tax bill shall survive the Closing and recording of the Deed for a period of one (1) year. Notwithstanding the above, if the improvements on the Property were completed in 2024 (in which case the Property will likely be re-assessed as of January 1, 2025), then the parties will reach out to an appraiser for an estimate of the current assessment of the Property, and that value will be used to determine an estimated tax bill for 2025, which amount will be used to set the proration at Closing.

11. Default and Remedies.

(a) Default by Buyer and Remedies of Seller. Following the expiration of the Inspection Period, in the event Buyer defaults in Buyer’s obligation to close on the purchase of the Property in accordance with the terms of this Agreement, or Buyer fails to perform any of its other material pre-Closing obligations under this Agreement within ten (10) days after notice of such other default from Seller, the Escrow Agent shall promptly disburse the Earnest Money Deposit paid under this Agreement to Seller as and for consideration for the execution of this Agreement by Seller and as agreed upon liquidated damages in full settlement of all claims under this Agreement, whereupon all parties shall be released from further liability under this Agreement (except with regard to any provisions of this Agreement which expressly survive any termination). Seller and Buyer hereby acknowledge and agree that this provision for liquidated and agreed upon damages is a bona fide provision for liquidated and agreed upon damages and is not intended as a penalty or forfeiture. The parties understand that binding Seller to convey the Property to Buyer for the purchase price and under the terms set forth in this Agreement, the withdrawal of the Property from the marketplace and the consequent knowledge within the marketplace of the fact that Seller has agreed to sell the Property for a particular price will, if Buyer defaults in performing this Agreement, occasion Seller substantial damages which will be impossible to calculate with mathematical certainty, so that the parties, desiring to obviate the difficulties and expense of litigation and to limit the claim of Seller against Buyer in the event of Buyer’s default, have agreed in good faith upon this provision for liquidated damages. The foregoing provision for liquidated damages shall be Seller’s sole and exclusive remedy for a Buyer default under this Agreement.

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(b) Default by Seller and Remedies of Buyer. If Seller fails to perform any of its material obligations under this Agreement within ten (10) days after notice of such default from Buyer, Buyer shall have either of the following remedies:

(i) Buyer shall have the right of specific performance. If Buyer institutes an action for specific performance, then, in that event occurring, the prevailing party in such action shall also be entitled to recover costs and reasonable attorneys’ fees incurred in the action for specific performance, and in any appellate proceeding stemming therefrom; or

(ii) In the alternative, Buyer may elect to terminate this Agreement by written notice to Seller, in which event the Escrow Agent shall disburse the Earnest Money Deposit (to the extent paid to the Escrow Agent) to Buyer, whereupon all parties shall be released from liability under this Agreement (except those which expressly survive any termination).

Buyer is limited to either of the remedies listed above, and under no circumstances shall Buyer be entitled to sue Seller for damages of any sort. The preceding sentence shall not limit Buyer’s right to indemnification pursuant to Section 12 below and shall not limit Buyer’s right to seek damages in the event Closing occurs and Seller subsequently defaults with respect to any representation, warranty or obligation surviving Closing.

12. Real Estate Brokers. Except for Miller Buckfire, who represents Seller and whose commission shall be paid by Seller at Seller’s sole cost and expense pursuant to the terms of a separate agreement, Seller and Buyer represent and warrant to each other that no real estate agent, broker or finder (other than those named in this Section) was consulted or contacted by either Buyer or Seller or involved at the insistence of Buyer or Seller in connection with or in bringing about this Agreement or the transaction contemplated hereby. Seller and Buyer agree to indemnify, save harmless and defend each other from and against any and all claims, liabilities, losses, costs, damages and expenses (including reasonable attorneys’ fees at or before the trial level and in any appellate proceeding) which the other party may suffer, sustain or incur because of any claim by any real estate agent, broker or finder (other than Miller Buckfire as set forth above) claiming by, through or under Buyer or Seller, whether or not meritorious, for any commission, fee or other compensation with respect to this Agreement or the transaction contemplated hereby.

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13. Condemnation. In the event that a Material Portion of the Property shall be taken or condemned by any governmental authority prior to Closing the transaction contemplated under this Agreement, or in the event Seller or Buyer receives notice of a proposed taking of a Material Portion of the Property prior to such Closing, Buyer shall have the option of either (i) terminating this Agreement by giving written notice of termination to Seller, whereupon the Escrow Agent shall disburse the Earnest Money Deposit to Buyer and Buyer and Seller shall be released from any and all further obligations and liabilities to each other under this Agreement (except those which expressly survive any termination), or (ii) proceeding with such Closing pursuant to the terms and provisions of this Agreement and without any reduction in the Purchase Price, whereupon Seller shall transfer and assign to Buyer at such Closing all of Seller’s right, title and interest in and to any award (including all proceeds therefrom) made or to be made by reason of such condemnation or any offer in lieu of condemnation, whichever the case may be. As used in this Section 13, “Material Portion” shall mean (i) an area that is at least twenty-five percent (25%) of the Property, and (ii) such area shall have a material impact on the Intended Use.

14. Deposit of Funds. Upon receiving any funds from Buyer pursuant to this Agreement, the Escrow Agent is authorized and agrees by acceptance thereof to deposit the funds in a federally insured interest-bearing account with a national bank, state bank or federal savings and loan association selected by the Escrow Agent, with interest payable to Buyer (or credited to Buyer at Closing, in Buyer’s sole discretion). The account shall be maintained in the name of the Escrow Agent as “Escrow Agent” or “as Trustee”. The federal employer identification number or other identification number to be shown on all accounts into which the deposits from Buyer are placed shall be that of Buyer and Buyer shall promptly furnish the identification number to the Escrow Agent immediately after the execution of this Agreement.

15. Escrow Agent and Escrow Procedure. In the event of any dispute over the Earnest Money Deposit, the Escrow Agent shall have the right to interplead the Earnest Money Deposit and interest on the Earnest Money Deposit into the registry of any court of competent jurisdiction. The interpleading of such funds and interest on those funds into the registry of a court shall release the Escrow Agent from any further or continuing liability with respect to the disposition of such funds. In such event only, the Escrow Agent will be entitled to reimbursement from the non-prevailing party in such action to the extent of all costs and expenses reasonably incurred to obtain an order of interpleader, including reasonable attorneys’ fees. The Escrow Agent shall exercise ordinary care with respect to the custody and delivery of the Earnest Money Deposit and interest on the Earnest Money Deposit and any other duties of the Escrow Agent under this Agreement. The Escrow Agent shall not be liable for any act or omission that is undertaken in good faith and with ordinary care. Without limiting the generality of the preceding sentence, the Escrow Agent may assume without verification the genuineness of any signatures on any writings that are regular on their face and may maintain the Earnest Money Deposit as provided above. The Escrow Agent shall not be liable for any act or omission of the depository institution, unless specifically authorized or directed by the Escrow Agent. The Escrow Agent shall not be liable for the Escrow Agent’s selection of the depository institution or the failure of the depository institution. No provision of this Agreement by itself authorizes recovery of monetary damages, costs, expenses or attorneys’ fees from or against the Escrow Agent. The Escrow Agent shall have a reasonable period of time to comply with all further instructions received pursuant to this Agreement, which in all events shall be not less than five (5) working days. The Escrow Agent’s sole duty of collection with respect to any instrument payable to the Escrow Agent is to present such instrument promptly for payment and to advise the parties promptly if it is not then collected in the ordinary course of banking business.

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16. AS-IS. Seller has granted Buyer the right to inspect and make investigations in connection with the Property during the Inspection Period. Except those representations and warranties of Seller expressly stated in any Closing documents executed by Seller and delivered to Buyer pursuant to this Agreement, no warranties, guarantees, indemnities or representations have been or are being made by Seller or any agent or representative of Seller concerning the Property. Buyer agrees to purchase the Property “AS IS”, “WHERE IS”, “WITH ALL FAULTS AND CONDITIONS THEREON” without any representations, warranties or indemnities by Seller or any agent or representative of Seller, express or implied, except only those representations and warranties of Seller expressly stated in any Closing documents executed by Seller and delivered to Buyer pursuant to this Agreement.

17. Miscellaneous.

(a) Notices. Any notices or other communications which may be required or desired to be given under the terms of this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, delivered by electronic mail, nationally recognized overnight courier or if United States mail, addressed to the respective party at the addresses set forth below:

To Buyer:	Ron Hoover Companies, Inc.
621 S Fulton Beach Road, Suite 120
Rockport, TX 78382

To Seller:	LD Real Estate, LLC
c/o Lazydays Holdings, Inc.
4042 Park Oaks Boulevard, Suite 350
Tampa, Florida 33610
Attn: Ronald Fleming; Amber Dillard
Emails: [***];
[***]

With a copy to:	Stoel Rives LLP
760 SW Ninth Avenue, Suite 3000
Portland, Oregon 97205
Attn: Will Goodling and Patrick Abell
Emails: [***];
[***]

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To Escrow Agent:	Old Republic Title Company
221 South Figueroa Street, Suite 100,
Los Angeles, CA 90012
Attn: Derek Smith
Phone: [***]
Email: [***]

Any notice so given, delivered or made by mail shall be deemed to have been duly given, delivered or made on the date that is three (3) business days after the notice is deposited in the United States mail in the manner specified above. Any notice so given, delivered or made by nationally recognized overnight courier shall be deemed to have been duly given, delivered or made on the date that is one (1) business day after the date deposited with the applicable carrier. Any notice so given, delivered or made by electronic mail shall be deemed to have been duly given, delivered or made on the date and time reflected in the “sent email” line in the email transmittal. Either party may change the address to which notices are to be sent to that party by written notice to the other party specifying such change of address.

(b) Non recordation. The parties to this Agreement agree that neither this instrument nor any notice or memorandum of this instrument shall be recorded in any public records anywhere. Violation of this provision shall constitute a default under this Agreement by the party violating this provision.

(c) Attorneys’ Fees. In connection with any litigation, including appellate proceedings, arising out of or under this Agreement, the prevailing party in such litigation shall be entitled to recover such party’s out-of-pocket costs and reasonable attorneys’ fees.

(d) Time of the Essence. Time is of the essence with regard to every provision of this Agreement. Any reference in this Agreement to any time period which shall end on a Saturday, Sunday or legal holiday (which legal holiday is observed in Oklahoma) shall extend to 5:00 p.m., Eastern Standard Time on the next business day.

(e) No Partnership or Joint Venture. The relation of Buyer and Seller under this Agreement is that of buyer and seller only, and none of the provisions of this Agreement are intended to or do create a partnership or joint venture.

(f) Exhibit. The exhibit attached and incorporated into this Agreement is by such attachment and reference made a part of this Agreement for all purposes.

(g) Section Headings. The Section headings in this Agreement contained are inserted for convenience of reference only and shall not be deemed to be a part of this Agreement; the Section headings shall be ignored in construing and interpreting this Agreement.

(h) Singular and Plural Usages. Whenever used in this Agreement, the singular number includes the plural, the plural the singular, and the use of any gender includes all genders.

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(i) Construction of Agreement. The fact that one of the parties to this Agreement may be deemed to have drafted or structured any provision of this Agreement shall not be considered in construing or interpreting any particular provision of this Agreement, either in favor of or against that party.

(j) Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Facsimile or electronically transmitted copies of this Agreement and the signatures on this Agreement shall have the same force and effect as if the same were original documents. Facsimile or electronically transmitted signatures are acceptable and shall be deemed to be original signatures.

(k) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign this Agreement or assign or delegate any of its rights or obligations hereunder without the prior written consent of the other parties; provided, that (a) Buyer may, with prior notice to Seller, assign this Agreement and/or assign or delegate any of its rights or obligations to one or more wholly owned subsidiaries of Buyer, so long as Buyer remains jointly and several liable for the performance of its obligations hereunder with such subsidiaries, pursuant to an assignment agreement in a form reasonably acceptable to and approved by Seller, (b) any party may assign this Agreement and the rights and obligations to any person that acquires (whether by merger, purchase of equity, purchase of assets, or otherwise), or is the successor or surviving entity in any such acquisition, merger, or other transaction involving, any party, and/or (c) Buyer may, with prior notice to the Seller, collaterally assign this Agreement for the benefit of its lenders or creditors. No assignment shall relieve the assigning party of any of its obligations hereunder.

(l) Entire Agreement. This Agreement and the APA constitute the sole and entire agreement of the parties hereto and thereto with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

(m) Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement, or the application of this Agreement, to any person or circumstance shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby but rather shall be enforced to the maximum extent possible.

(n) Modification and Waiver. This Agreement may not be changed, amended or modified in any respect whatsoever, nor may any covenant, agreement, condition, requirement, provision, warranty or obligation contained in this Agreement be waived, except in writing signed by both parties or, in the event that such change, amendment, modification or waiver is for the benefit of one of the parties and to the detriment of the other, then the same must be in writing signed by the party or parties to whose detriment the change, amendment, modification or waiver inures.

(o) Governing Law. This Agreement and the interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma, without regard to conflict of laws provisions of any jurisdiction.

(p) Time for Acceptance. Upon execution and delivery of this Agreement by Buyer, if a duplicate counterpart of this Agreement is not executed by Seller and delivered to Buyer (i.e., original, email or fax), within five (5) business days after execution and delivery, then this Agreement shall be null and void and have no force or effect and the Earnest Money Deposit, subject to receipt and clearance of funds, shall forthwith be returned to Buyer.

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The parties to this Agreement have caused this Agreement to be executed by their duly authorized officers on the date shown above the signature of each.

BUYER:

Ron Hoover Companies, Inc.,
a Texas corporation

By:	/s/ Dustin Hoover
Name:	Dustin Hoover
Title:	VP

SELLER:

LD REAL ESTATE, LLC,
a Delaware limited liability company

By:	LDRV Holdings Corp., its manager

By:	/s/ Ronald K. Fleming _________
Name:	Ronald K. Fleming
Title:	Interim Chief Executive Officer

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ESCROW AGENT JOINDER

The undersigned party designated as the “Escrow Agent” in the foregoing Agreement hereby joins in the execution of the Agreement for the purpose of acknowledging receipt of the “Earnest Money Deposit” (subject to clearance of funds) described in the Agreement and the Agreement’s terms and conditions applicable to the administration of deposit funds by the Escrow Agent.

OLD REPUBLIC TITLE COMPANY

Name:
Title:

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